Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

The following information is from an interview which Peter Platzer, Chief Executive Officer of Spire, conducted with Cheddar TV on March 3, 2021.

Cheddar TV Interview Transcript

March 3, 2021

Cheddar TV

We’re pleased to be joined by the CEO of Spire Global, Peter Platzer. Peter, good to have you here. Thanks so much for joining us. So why did you choose to take the SPAC route right now? We know SPACs really are a hot thing right now.

Peter Platzer, CEO of Spire Global

You know Spire has been on a path to IPO readiness for over a year and a half. We are a SaaS company that sells data and analytics from space to global corporations and governments across the world as a subscription, right, and being a public company gives us the additional credibility and resources to serve those customers really, really well. And so we’ve been on this path for a while. When we met Jack Bernstein and Bob Coleman, you know they bring an enormous amount of operational experience, additionally, to the table, to help us on this path. And so it became a very obvious next step for us in our pathway to growing and serving this global customer base.

Cheddar TV

Peter, we know space exploration is really incredibly popular right now, the likes of SpaceX, Blue Origin, so many others. When this deal is completed for you guys, how do you expect to expand your business and where do you see expansion happening?

Peter Platzer, CEO of Spire Global

Absolutely. So for us, you know, we collect data from space once and then we sell it as a subscription after refining it with our analytics, you know, a million times. And we do this in the segment of maritime, where we track all of the world’s ships, in aviation, where we track all of the world’s planes, in weather, where we track all of the world’s weather, and then orbital services. And, you know, for us, the expansion here is in sales and marketing and product development. Because one of the things that I believe investors like Tiger Global and Hedosophia, and BlackRock, and then Bloom Tree Partners, and others, you know, really got excited about, was that we are fully deployed. We got over 100 satellites in orbit, you know, 70 antennas in 16 countries, our analytics engine is crunching, you know, five terabytes of data. We are shipping a terabyte of data a day to our customers. And so for us this transaction is really about investing into sales and in the marketing, into the product development. Because in particular on the weather side, customers more and more are looking for not just improving their bottom line with our data, but also improving the environmental footprint. You know, reducing their greenhouse gas emissions or adapting to climate change. And that’s exactly the strength of the product that Spire has because we can provide and are providing that double benefit to our customers.

Cheddar TV

Peter, a lot of companies that wanted to go public were probably delayed because of the pandemic. Did that have an impact on you guys in delaying this public offering?

Peter Platzer, CEO of Spire Global

So of course, biased perspective, you know we are a data company. And I would say on the margin, the digitalization of the global economy has only accelerated. Now the data markets that we operate in is almost a $100 billion total addressable market for us over the next five years, and the trends of digitalization have only accelerated because of 2020, and so for Spire actually

2020 was just a continuation of the strong growth rate of the prior years. We drew over 100% of our recurring revenue, and our customers renewed not just at a rate of about 97%, but they also actually bought additional products, taking full advantage of the full technology and layers of value added products that we can give them, giving us a net retention rate of other than 145%.

Cheddar TV

Peter, we are seeing a slew of other SPAC deals when it comes to the space industry right now; a lot of analysts are worried. This might be a bubble situation that we’re seeing when it comes to this, or do you share the same concerns that those analysts have that maybe this is a bubble?

Peter Platzer, CEO of Spire Global

So I mean, as you might know, I spent almost a decade on Wall Street as a quantitative investment manager. And from my perspective, what the market is going to be interested in is companies that have a real business. And it doesn’t really matter where this business is coming from. Like for us, we have, you know, a large number of, you know, triple digits of customers, 150 customers in over 30 countries. They’re going to look at strong growth rates, you know, Spire is growing at you know over 100% year over year. They’re looking at, the gross margins, the ability of those businesses to generate money; we have gross profits for a number of years. You know, our gross margins are trending towards 90% over the next five years. But I think at the end of the day, it’s all about—do you have a real business and how strong is this business growing, and how profitable is it. And those companies that have those types of businesses, you know, I think they will do very, very well.

Cheddar TV

Peter, what resources does this deal with NavSight give you guys that maybe you didn’t have before? What are they really offering you here?

Peter Platzer, CEO of Spire Global

Resources are coming in two forms, you know, one of them is simple financial resources that allow us to invest in the hiring of excellent people and grow our employee base, particularly in sales and marketing and product development.

The other area that it gives us is it gives us added credibility. The trust that our customers can place in Spire’s continued operation, continued ability to grow and deliver innovation to our customers, as almost as part of our subscription. And we think that both of those are very relevant for us, which is why we have been operating on this IPO readiness path, for over a year, almost a year and a half, and are excited about taking this next step up.

Cheddar TV

Peter in terms of the timeline and all of this, when this deal is completed, you guys are gonna trade over here by the New York Stock Exchange, that ticker symbol is going to be SPIR, when ultimately could we see the company go, make its Wall Street debut? Is there a particular date in mind that we’re looking at here.

Peter Platzer, CEO of Spire Global

You know, as you know there are a lot of various filings that have to be completed. And we are targeting the summer of this year. To make our—to be on the big board of the NYSE.

Cheddar TV

Peter, how much growth do you see in this space exploration business? We know, again, a lot of people are really fascinated by this; there’s a lot of money being out there, thrown in a lot of these companies like SpaceX and Blue Origin. How much growth do you see in this?

Peter Platzer, CEO of Spire Global

I would argue that the accelerated adoption of data and analytics in industries, you know, five wide on the planet has only started. And that’s kind of like, what is exciting for us at Spire, that the market that we are operating in is not just a large market, but it’s a market that is actually growing, and supported by secular trends, you know, talked about, the data, the digitalization of industries. The next one of course is that additional value that we’re able to extract from our data through machine learning and AI in delivering to our customers, and I think other companies could do as well. And then the third one is, is, is that trend and adoption of climate adaptation strategies, you know there’s $3 trillion of economic losses that are happening because of inaccurate weather prediction right and that is not going away.

There was a fantastic recent piece written by Morgan Stanley, which talks about that every single industry on this planet will be affected by space, as we are able to leverage the ultimate high ground, increasingly. And Spire is excited to be a part here, you know, with a real business that we continue to see growing at about 100% year over year.

Cheddar TV

This industry is going to be so fascinating to see what happens with all this. Peter Platzer, congratulations and all, the big news for you guys. He’s the CEO over at Spire Global.

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Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transactions (the “Transactions”) between Spire Global, Inc. (“Spire”) and NavSight Holdings, Inc. (NavSight”), including statements regarding the benefits of the Transactions and the anticipated timing of the Transactions. Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Transactions, potential benefits of the Transaction and the potential success of Spire’s market and growth strategies, and expectations related to the terms and timing of the Transactions. These statements are based on various assumptions and on the current expectations of NavSight’s and Spire’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities, (ii) the risk that the Transactions may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the approval by the stockholders of NavSight, the satisfaction of the minimum trust account amount following redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the Transactions, (v) the risk that the proposed Transactions may not generate expected net proceeds to the combined company; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transactions, (vii) the effect of the announcement or pendency of the Transactions on Spire’s business relationships, performance, and business generally, (viii) risks that the Transactions disrupt current plans of Spire and potential difficulties in Spire employee retention as a result of the Transactions, (ix) the outcome of any legal proceedings that may be instituted against Spire or against NavSight related to the Transactions, (x) the ability to maintain the listing of NavSight’s securities on The New York Stock Exchange, (xi) volatility in the price of NavSight’s securities, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, and (x) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space-based data analytics industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NavSight’s final prospectus filed on September 11, 2020, and other documents filed, or to be filed, by NavSight with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Spire and NavSight assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Spire nor NavSight gives any assurance that either Spire or NavSight will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed Transactions contemplated by the business combination agreement, NavSight intends to file a registration statement on Form S-4 that includes a joint proxy statement/prospectus (the “Registration Statement/Proxy Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the proposed Transactions and other matters as described in the Registration Statement/Proxy Statement and a prospectus relating to the offer of the securities to be issued to Spire’s stockholders in connection with the proposed Transactions. The Registration Statement/Proxy Statement will be sent to all NavSight stockholders once it has been filed and declared effective. NavSight also will file other documents regarding the proposed Transactions with the SEC.

Investors and security holders of NavSight and other interested parties are urged to read the Registration Statement/Proxy Statement, any amendments thereto and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions.

Investors and security holders will be able to obtain free copies of the Registration Statement/Proxy Statement and all other relevant documents filed or that will be filed with the SEC by NavSight through the website maintained by the SEC at www.sec.gov or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and Spire and their respective directors and officers may be deemed to be participants in the solicitation of proxies from NavSight’s stockholders in connection with the proposed Transactions. Information about NavSight’s directors and executive officers and their ownership of NavSight’s securities is set forth in NavSight’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transactions may be obtained by reading the Registration Statement/Proxy Statement and other relevant materials to be filed with the SEC regarding the proposed Transactions when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.